MANORHAVEN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50911

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MANORHAVEN CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 WALL STREET, 25TH FLOOR
                                        (No. and Street)

NEW YORK   NY   10005
    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GENNARO FULVIO   212-490-3113   JFULVIO@FULVIOLLP.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, P.A.
                         (Name – if individual, state last, first, and middle name)

00 EST SYBELIA AVENUE, SUITE #130 MAITLAND   FL   32751
(Address)   (City)   (State)   (Zip Code)
07/28/2004   1839

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ZACHARY MARANS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MANORHAVEN CAPITAL, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARTIN H. KAPLAN
Notary Public, State of New York
No. 02KA4619073
Qualified in Westchester County
Commission Expires March 30, 2027

Notary Public

Signature:

Title:
PRESIDENT & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manorhaven Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manorhaven Capital LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Manorhaven Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Manorhaven Capital LLC's management. Our responsibility is to express an opinion on Manorhaven Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Manorhaven Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Manorhaven Capital LLC's auditor since 2024.

Maitland, Florida

April 15, 2025

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>ASSETS</u>

Cash	$	201,302
Securities Owned - not readily marketable		5,101,985
Accounts receivable		20,000
Other assets		8,745
TOTAL ASSETS	$	5,331,962

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable and accrued expenses	65,170
TOTAL LIABILITIES	65,170
MEMBER'S EQUITY	5,266,792
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,331,962

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a Delaware Limited Liability Company on March 4, 1998, and became a broker-dealer on May 22, 1998.

During 2024, the Company's ownership changed. Prior, the Company was a wholly owned subsidiary of Prometheum, Inc. Subsequently, the Company became a wholly owned subsidiary of Manorhaven Holdings, LLC. Finra approved the change in ownership on February 12, 2024, and the Company has recorded that as the effective date of the change in ownership.

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

The Company follows ASC 606, "Revenue from Contracts with Customers". Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINTUED)

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (ie, the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information regarding the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

The Company may also recognize retainer payments pursuant to a success fee engagement. In this case, the Company recognizes the retainer payments as revenue, as performance obligations are satisfied. There were no retainer payments recognized during the year ended December 31, 2024.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases. The Company does not recognize any lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, as the lease it is obligated under is month to month.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUTED)

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Tax

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes, except for New York City Unincorporated Business Tax ("UBT"). The Company has no UBT liability, hence has recorded no tax liability on its books. The Company has not recorded any tax benefit for net operating losses that may incur to the benefit of the Member.

Valuation of Investments in Securities at Fair Value

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the- counter market and listed securities for which no sale was reported on that date are stated at the last quoted mid-price. The resulting gains and losses are reflected in the accompanying statement of income.

Current Expected Credit Losses

The Company reviews its trade receivables in accordance with ASU No. 2016-13, Financial Instruments – Credit Losses ("Topic 326") to determine if a loss provision is appropriate. The Company has determined that no credit loss reflection was required to be reflected in the accompanying financial statements.

3. FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements whichdefines fair value and establishes a fair value hierarchy organized into three levelsbased upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in the active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2024, none of the assets and liabilities were required to be reported at fair value, except as noted in the table below. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ending December 31, 2024.

The following table presents information about the Company's assets measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Balance as of December 31, 2024
Common Stock	$ 2,164,306	$ -	$ -	$ 2,164,306
Corp Debt Securities	$ 2,937,609	$ -	$ -	$ 2,937,609
Total Investment in Securities	$ 5,101,915	$ -	$ -	$ 5,101,915
Interest Receivable	$ -	$ 5,522	$ -	$ 5,522
Total	$ 5,101,915	$ 5,522	$ -	$ 5,107,437

There were no transfers of investments between Level I, Level II and Level III as of year-end December 31, 2024.

4. COMMITMENTS

The Company has evaluated commitments and contingencies in accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* The company has determined that no commitments or contingencies exist at December 31, 2024.

5. CONCENTRATION RISK

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Two clients accounted for 100% of the Company's revenue in the current year.

6. SEGMENT REPORTING

The Company is providing the following information pursuant to ASC 280 "Segment Reporting", which is a new rule in 2024.

The Company has a single business segment, Investment Banking Services. Revenue recognition is discussed in footnote 2. The CEO of the Company makes all significant decisions for this segment. As there is a single segment, refer to the Balance Sheet and the Statement of Operations, the Company considers 100% of amounts on these statements to be attributable to this single segment.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shallnot exceed 15 to 1. On December 31, 2024, the Company had net capital of $96,132 which exceeded the minimum requirement of $50,000 by $46,132. The Company's ratio of aggregate indebtedness to net capital ratio was .0678 to 1.

8. RELATED PARTY TRANSACTIONS

The Company pays rent to an entity owned by an owner of its parent company.

The Company paid approximately $1,488,000 in commissions to an officer of the Company in 2024.

9. COMPLIANCE WITH RULE 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and investment advisory services.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through the date of the filing of this report. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024, except as noted following.

During 2024 the Company was granted summary judgment by the Supreme Court of the State of New York (as plaintiff) in connection with its suit to recover $6.5 million in investment banking fees for services performed in prior years. As it is not clear as to whether an appeal will be sustained in favor of the defendant, or as to what the timing of such further legal actions would be, the Company believes that, due to the extent of this uncertainty, the Company has elected to disclose this activity herein, rather than enter it in the Company's books at this time.

MANORHAVEN CAPTIAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL

Member's Equity	$	5,266,792
Deductions:		
Non-allowable assets		5,130,660
Other deductions		40,000
NET CAPITAL		96,132

MINIMUM NET CAPITAL REQUIRED (the greater of $50,000 or

6-2/3% of Aggregate Indebtedness)

		50,000
EXCESS NET CAPITAL		
	$	91,785
Aggregate Indebtedness		
Total Liabilities	$	65,170

RATIO OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL   .678 to 1

There were no differences between the computation on Schedule I and that filed by the firm
on Part IIA of Form X-17A-5 for December 31, 2024

See report of independent registered public accounting firm and notes to the financial statements.

15

MANORHAVEN CAPITAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEA RULE 15C3-3
DECEMBER 31, 2024

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on July 1, 2020. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on July 1, 2020. The Company does not hold customer funds or securities.